UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 4)


                              Texoil, Inc.
-------------------------------------------------------------------------
                            (Name of Issuer)


                 Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------
                     (Title of Class of Securities)


                               882906 20 9
-------------------------------------------------------------------------
                             (CUSIP Number)


                            David R. Whitney
                c/o Resource Investors Management Company
                           22 Waterville Road
                        Avon, Connecticut  06001

             (Name, Address and Telephone Number of Persons
            Authorized to Receive Notices and Communications)

                  September 5, 2000; December 31, 1999
-------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882906 20 9                                            Page 2 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Resource Investors Management Company Limited Partnership
           06-1148341

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           AF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          579,124
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       579,124

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           579,124 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 3 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RIMCO Associates, Inc.
           06-1144208

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           AF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          579,124
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       579,124

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           579,124 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

 14        TYPE OF REPORTING PERSON*
           CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 4 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RIMCO Partners, L.P.
           06-1208375

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           WC

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       0

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

 14        TYPE OF REPORTING PERSON*
           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 5 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RIMCO Partners, L.P. II
           06-1264592

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           WC

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          225,215
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       225,215

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           225,215 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.4%

 14        TYPE OF REPORTING PERSON*
           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 6 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RIMCO Partners, L.P. III
           06-1291935

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           WC

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          96,521
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       96,521

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           96,521 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.4%

 14        TYPE OF REPORTING PERSON*
           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 7 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           RIMCO Partners, L.P. IV
           06-1327489

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           WC

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          257,388
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       257,388

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           257,388 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.9%

 14        TYPE OF REPORTING PERSON*
           RN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 8 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Roy V. Hood

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           AF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          579,124
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       579,124

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           579,124 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                            Page 9 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David R. Whitney

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           AF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          579,124
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       579,124

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           579,124 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

 14        TYPE OF REPORTING PERSON*
           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 882906 20 9                                           Page 10 of 27


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           A. Lee Jorden

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS

           AF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                  7    SOLE VOTING POWER
  NUMBER OF            0
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          579,124
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0

                 10    SHARED DISPOSITIVE POWER
                       579,124

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           579,124 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 on Schedule 13D/A ("Amendment No. 4") to the Statement on Schedule 13D (as amended by Amendment Nos. 1, 2 and 3 on
Schedule 13D/A) ("Schedule 13D") is filed on behalf of each of RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III, RIMCO Partners, L.P. IV, Resource Investors Management Company Limited Partnership, RIMCO Associates, Inc., Roy V. Hood, David R. Whitney and E. Lee Jorden (the "Reporting Persons").

     This Amendment No. 4 is filed to reflect (i) the repayment by Texoil, Inc. (the "Company") in December 1999 of $10,000,000 aggregate principal amount of 7.875% Convertible Subordinated General Obligation Notes of the Company, which Convertible Notes were formerly convertible into an aggregate of approximately 952,381 shares of Common Stock of the Company as described in Amendment No. 3 to the Schedule 13D, and (ii) the sale by RIMCO Partners, L.P. of an aggregate of 225,215 shares of Common Stock of the Company during July, August and September, 2000.

     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 1.  Security and Issuer:

     The address of the principal executive offices of Texoil, Inc. (the "Company") previously reported under this item is hereby amended to read as follows: 110 Cypress Station Drive, Suite 220, Houston, Texas 77090.

Item 2.  Identity and Background:

     Item 2 is hereby deleted in its entirety and replaced with the following:



NAME AND BUSINESS ADDRESS            CITIZENSHIP OR       PRINCIPAL
                                     STATE OF             OCCUPATION
                                     INCORPORATION/       OR
                                     ORGANIZATION         EMPLOYMENT
--------------------------------------------------------------------------------------
Resource Investors Management            CT               Investment
Company Limited Partnership                               Management
("RIMCO")
22 Waterville Road
Avon, CT 06001

RIMCO Associates, Inc.                   CT               General Partner
("Associates")                                            of RIMCO
22 Waterville Road
Avon, CT 06001

RIMCO Partners, L.P.                     DEL              InvestmentPartnership
("RIMCO I")                                               (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002



                                                                Page 12 of 27


RIMCO Partners, L.P.  II                 DEL              Investment Partnership
("RIMCO II")                                              (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P.  III                DEL              Investment Partnership
("RIMCO III")                                             (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

RIMCO Partners, L.P.  IV                 DEL              Investment Partnership
("RIMCO IV")                                              (Energy sector securities)
600 Travis, Suite 6875
Houston, TX 77002

Roy V. Hood                              USA              Managing Director of
22 Waterville Road                                        RIMCO; President and
Avon, CT 06001                                            director of Associates

David R. Whitney                         USA              Managing Director of
22 Waterville Road                                        RIMCO; Vice President
Avon, CT 06601                                            and director of Associates

E. Lee Jorden                            USA              Managing Director of
600 Travis, Suite 6875                                    RIMCO; Vice President
Houston, TX  77082                                        and director of Associates




     During the past five years, none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors or controlling persons of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the reporting person have been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
During the past five years, none of the executive officers, directors or controlling persons of the reporting persons have been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by deleting the third paragraph thereof and inserting the following new paragraph in lieu thereof:

     In December 1999, the Company repaid the $10,000,000 principal amount of Convertible Notes held by RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III and RIMCO Partners, L.P. IV (the "Limited Partnerships"), including all interest accrued thereon. Upon such repayment, the Convertible Notes were cancelled and were no longer convertible into shares of Common Stock of the Company.

Item 4.  Purpose of Transaction:

     Item 4 is hereby deleted in its entirety and replaced with the following:

     The shares of Common Stock the Limited Partnerships received in the Exchange described in Amendment No. 3 to this Schedule 13D were acquired for general investment purposes. The Convertible Notes were acquired for purposes of investment for the accounts of the respective Limited
Partnerships.

     In December 1999, the Company repaid the $10,000,000 principal amount of Convertible Notes held by the Limited Partnerships. Upon such repayment, the Convertible Notes were cancelled and were no longer convertible into shares of Common Stock of the Company.

     In July, August and September, 2000, RIMCO Partners L.P. sold an aggregate of 225,215 shares of Common Stock in open market transactions.

     Based on the Limited Partnerships= ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the Limited Partnerships, offers for their shares of Common Stock, general economic conditions and other future developments, the Limited Partnerships reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Limited Partnerships may decide to further sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The Limited Partnerships may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Pursuant to an Amended and Restated Stock Ownership and Registration Rights Agreement dated December 31, 1997 between the Company and the Limited Partnerships, so long as the Limited Partnerships own an aggregate of 5% or more of the Company's Common Stock, RIMCO is entitled to designate one person for election to the Board of Directors of the Company.

     Other than as described in this Item 4, as of the date hereof, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions listed in subparagraphs (a) - (j) of the instructions to Item 4 of Schedule 13D with respect to the Company as the issuer.

Item 5.  Interest in Securities of the Issuer:

     Item 5 is hereby deleted in its entirety and replaced with the following:

     (a)-(b)





                    Number of Shares      Shared         Shared       Sole        Sole
                      Beneficially        Voting       Investment     Voting   Investment
NAME                     Owned            POWER          POWER        POWER       POWER      PERCENT
------------------------------------------------------------------------------------------------------
Associates             579,124            579,124       579,124         0          0          8.7%
RIMCO                  579,124            579,124       579,124         0          0          8.7%
RIMCO I                      0                  0             0         0          0          0.0%
RIMCO II               225,215            225,215       225,215         0          0          3.4%
RIMCO III               96,521             96,521        96,521         0          0          1.4%
RIMCO IV               257,388            257,388       257,388         0          0          3.9%
Roy V. Hood            579,124            579,124       579,124         0          0          8.7%
David R. Whitney       579,124            579,124       579,124         0          0          8.7%
A. Lee Jorden          579,124            579,124       579,124         0          0          8.7%



     (C) Since Amendment No. 3 to the Schedule 13D was filed, RIMCO Partners, L.P. has sold the following shares of Common Stock in open market transactions:




DATE                   NO. OF SHARES SOLD                PRICE PER SHARE
---------------------------------------------------------------------------
7/18/2000                   20,000                           $7.0625
8/8/2000                    15,000                           $7.0625
8/9/2000                    10,000                           $7.1875
8/10/2000                   10,000                           $7.170
8/11/2000                   10,000                           $7.125
9/5/2000                    25,000                           $8.688
9/5/2000                    10,000                           $8.750
9/5/2000                    15,000                           $8.688
9/7/2000                    10,000                           $8.530
9/8/2000                    12,500                           $8.000
9/11/2000                   30,000                           $8.000
9/12/2000                   17,715                           $8.080
9/15/2000                   10,000                           $7.875
9/18/2000                   30,000                           $7.720


     (d)  Not applicable.

     (e) RIMCO I ceased to be the beneficial owner of any shares of Common Stock of the Company on September 18, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

     Item 6 is hereby deleted in its entirety and replaced with the following:

     RIMCO is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. RIMCO has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV, each of which is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry.

     Associates is the managing general partner of RIMCO.   Associates has a
55% interest (on a profit basis) in RIMCO, which, as indicated above, has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.


     RIMCO I is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. Following the sale of the 225,215 shares of Common Stock reported in this Amendment No. 4, RIMCO I no longer owned any shares of Common Stock of the Company.

     RIMCO II is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO II is the record owner of 225, 215 shares of Common Stock or 3.4% of the outstanding Common Stock of the Company.

     RIMCO III is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO III is the record owner 96,521 shares of Common Stock or 1.4% of the outstanding Common Stock of the Company.

     RIMCO IV is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO IV is the record owner of 257,388 shares of Common Stock or 3.9% of the outstanding Common Stock of the Company.

     Roy V. Hood, David R. Whitney and A. Lee Jorden are managing directors of
RIMCO.   Mr. Hood is a shareholder and President and a director of
Associates. Mr. Whitney is a shareholder and Vice President, Secretary and Treasurer and a director of Associates. Mr. Jorden is a shareholder and Vice President and a director of Associates.

     Under a Stock Ownership and Registration Rights Agreement dated as of September 6, 1996, as amended and restated as of December 31, 1997, the Company granted the Limited Partnerships certain demand and "piggy back" registration rights to register under the Securities Act of 1933 any offer of Common Stock held by the Limited Partnerships. The Stock Ownership and Registration Rights Agreement provides for indemnification of the Limited Partnerships by the Company and indemnification of the Company by the Limited Partnerships under certain circumstances related to such registration rights.

Item 7.  Material to be Filed as Exhibits

     A.  Agreement for Joint Filing on Behalf of Each Reporting Person.

     B. Amended and Restated Stock Ownership and Registration Rights Agreement (filed as Exhibit 5.5 to the Current Report on Form 8-K of Texoil, Inc.
dated December 31, 1997 and incorporated by reference).


     C. Powers of Attorney (attached hereto, and also filed as Exhibit E to the Schedule 13D filed September 19, 1996, and incorporated herein by reference).

                               SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.


Date: September 26, 2000         Resource Investors Management Company
                                 Limited Partnership
Signature:                       By: RIMCO Associates, Inc.,
                                 Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000         RIMCO Associates, Inc.

Signature:                       By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President

Date: September 26, 2000         RIMCO Partners, L.P.
                                 By: Resource Investors Management
Signature:                           Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Partners, L.P.
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000         RIMCO Partners, L.P. II
                                 By: Resource Investors Management
Signature:                           Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President

Date: September 26, 2000         RIMCO Partners, L.P. III
                                 By: Resource Investors Management
Signature:                           Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.,
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000         RIMCO Partners, L.P. IV
                                 By: Resource Investors Management
Signature:                           Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.,
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000             /s/ Roy V. Hood*
                                     ----------------------------------
Signature:                           Roy V. Hood

Date: September 26, 2000             /s/ David R. Whitney
                                     ----------------------------------
Signature:                           David R. Whitney



Date: September 26, 2000             /s/ A. Lee Jorden*
                                     ----------------------------------
Signature:                           A. Lee Jorden



By: */s/ David R. Whitney
     -----------------------------------
     David R. Whitney, Attorney-in-Fact

                                  EXHIBIT INDEX

Item 8.  Material to be Filed as Exhibits

     A.  Agreement for Joint Filing on Behalf of Each Reporting Person.

     B. Amended and Restated Stock Ownership and Registration Rights Agreement (filed as Exhibit 5.5 to the Current Report on Form 8-K of Texoil, Inc. dated December 31, 1997 and incorporated by reference).

     C. Powers of Attorney (attached hereto, and also filed as Exhibit E to the Schedule 13D filed September 19, 1996, and incorporated herein by reference).

                                Exhibit A

                                AGREEMENT


     Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the undersigned hereby agrees to the filing of this Statement on
Schedule 13D on its behalf.

     This agreement may be signed in one or more counterparts.



Date: September 26, 2000         Resource Investors Management Company
                                 Limited Partnership
                                 By: RIMCO Associates, Inc.,
                                 Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000         RIMCO Associates, Inc.

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President

Date: September 26, 2000         RIMCO Partners, L.P.
                                 By: Resource Investors Management
                                     Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Partners, L.P.
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000         RIMCO Partners, L.P. II
                                 By: Resource Investors Management
                                     Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000         RIMCO Partners, L.P. III
                                 By: Resource Investors Management
Signature:                           Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.,
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President

Date: September 26, 2000         RIMCO Partners, L.P. IV
                                 By: Resource Investors Management
                                     Company Limited Partnership,
                                     Its General Partner
                                     By: RIMCO Associates, Inc.,
                                         Its General Partner

                                 By: /s/ David R. Whitney
                                     ----------------------------------
                                     Name: David R. Whitney
                                     Title: Vice President


Date: September 26, 2000             /s/ Roy V. Hood*
                                     ----------------------------------
                                     Name: Roy V. Hood



Date: September 26, 2000             /s/ David R. Whitney
                                     ----------------------------------
                                     David R. Whitney



Date: September 26, 2000             /s/ A. Lee Jorden*
                                     ----------------------------------
                                     A. Lee Jorden



By: */s/ David R. Whitney
     -----------------------------------
     David R. Whitney, Attorney-in-Fact